SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2(b)

(Amendment No. 2)1

Hoku Scientific, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

434712 10 5 (CUSIP Number)

June 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms
CUSIP No. 434712105	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Lisa A. Shindo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned By Each Reporting Person With	5. SOLE VOTING POWER

506,000(1)
6. SHARED VOTING POWER

Nil
7. SOLE DISPOSITIVE POWER

506,000(1)
8. SHARED DISPOSITIVE POWER

Nil

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

506,000(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.1%
12.	TYPE OF REPORTING PERSON*

IN
(1)	Represents shares held in the Lisa A. Shindo Trust (the “Trust”). Ms. Shindo is the trustee of the Trust and is deemed to have beneficial ownership of the shares held by the Trust.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms
CUSIP No. 434712105	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Lisa A. Shindo Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hawaii

Number of Shares Beneficially Owned By Each Reporting Person With	5. SOLE VOTING POWER

506,000
6. SHARED VOTING POWER

Nil
7. SOLE DISPOSITIVE POWER

506,000
8. SHARED DISPOSITIVE POWER

Nil

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

506,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.1%
12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G	Forms
CUSIP No. 434712105	13G	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer

Hoku Scientific, Inc.

Item 1	(b).	Address of Issuers’ Principal Executive Offices

1075 Opakapaka Street Kapolei, HI 96707

Item 2	(a).	Name of Persons Filing

I. Lisa A. Shindo II. Lisa A. Shindo Trust

Item 2	(b).	Address of Principal Business Office

94-1070 Mauele Street Waipahu, HI 96797

Item 2	(c).	Citizenship

I United States II Hawaii

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.001

Item 2	(e).	CUSIP Number

434712 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 2(c), check whether the person filing is a:

N.A.

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Schedule 13G	Forms
CUSIP No. 434712105	13G	Page 5 of 6 Pages

Item 4.	Ownership

The Reporting Persons disclaim membership in a group.

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table. The percentage calculations are based on the 16,531,040 shares of Common Stock reported to be outstanding as of May 31, 2007 in the Issuer’s 10-K as filed with the Securities and Exchange Commission for the year ended March 31, 2007.

			Power to Vote		Power to Dispose
Person	No. of Securities Beneficially Owned	% of Class	Sole	Shared	Sole	Shared
Lisa A. Shindo (1)	506,000	3.1%	506,000	0	506,000	0
Lisa A. Shindo Trust	506,000	3.1%	506,000	0	506,000	0

(1)	Represents shares held in the Lisa A. Shindo Trust (the “Trust”). Ms. Shindo is the trustee of the Trust and is deemed to have beneficial ownership of the shares held by the Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N.A.

Item 8.	Identification and Classification of Members of the Group

N.A.

Item 9.	Notice of Dissolution of Group

N.A.

Item 10.	Certification

N.A.

Schedule 13G	Forms
	13G	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2007	/s/ Lisa A. Shindo
Lisa A. Shindo

LISA A. SHINDO TRUST

	By:	/s/ Lisa A. Shindo
Lisa A. Shindo
Trustee